September 13, 2019

David Brody
President
XTI Aircraft Company
2209 Green Oaks Lane
Greenwood Village, CO 80121

       Re: XTI Aircraft Company
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 1
           Filed August 28, 2019
           File No. 024-10872

Dear Mr. Brody:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-qualification Amendment No. 1

General

1. We note that Section 6 of the subscription agreement requires investors to consent to the jurisdiction of any state or federal court of competent jurisdiction located within the State of Colorado. Please disclose whether this provision applies to actions arising under the
      Securities Act or Exchange Act. To the extent the provision applies to claims under the
      Securities Act, state that there is uncertainty as to whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act.
 David Brody
FirstName LastNameDavid Brody
XTI Aircraft Company
Comapany 13, 2019 Aircraft Company
September NameXTI
September 13, 2019 Page 2
Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact John Stickel at 202-551-3324 or J. Nolan McWilliams at 202-551-3217
if you have any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Transportation and Leisure
cc:      Sara Hanks